May 29, 2007
Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Lodgian, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 001-14537
Dear Mr. Woody:
On behalf of Lodgian, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2006, as set forth in the Commission’s letter dated May 17, 2007. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. We respond to the specific comments of the Staff as follows:
Form 10-K for fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
EBITDA, page 52
1.	We note that you have presented EBITDA as a non-GAAP performance measure and have reconciled the measure to income (loss) from continuing operations. Please tell us how you have complied with Item 10(e) of Regulation S-K and your consideration of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.
Response: The Company presented a tabular reconciliation from income (loss) from continuing operations, a GAAP measure disclosed in the consolidated statement of operations, to EBITDA from continuing operations, a non-GAAP measure. Item 10(e) of Regulation S-K requires the following:

May 29, 2007

•	A presentation with equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with GAAP. The Company presented income (loss) from continuing operations with equal prominence of EBITDA from continuing operations. We will revise the disclosure in future filings to reconcile directly to net income (loss) instead of income (loss) from continuing operations. We will include an additional reconciling item in our disclosure adding back income (loss) from discontinued operations to arrive at net income (loss).

•	A reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure presented in accordance with GAAP. The Company presented a quantitative reconciliation from income (loss) from continuing operations to EBITDA from continuing operations.

•	A statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors. In the paragraph preceding the reconciliation, the Company explained why management believed that the non-GAAP financial measure provided pertinent information to investors. We will revise future filings in a manner comparable to the following disclosure to expand our discussion on why EBITDA is an important measure for management and investors:
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a widely-used industry measure of performance and also is used in the assessment of hotel property values. EBITDA is a non-GAAP measure and should not be used as a substitute for measures such as net income (loss), cash flows from operating activities, or other measures computed in accordance with GAAP. Depreciation and amortization are significant non-cash expenses for us as a result of the high proportion of our assets which are long-lived, including property, plant and equipment. We depreciate property, plant and equipment over their estimated useful lives and amortize deferred financing and franchise fees over the term of the applicable agreements. Management believes that EBITDA is an important measure because it is useful to both management and investors in the analysis of the Company’s financial performance when comparing it to prior periods and because it provides an important perspective on the underlying operating performance of the business by eliminating the impact of non-cash charges. Management also uses EBITDA as a factor in determining incentive compensation for senior management.

May 29, 2007

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed in item c) above. This item was not applicable.
Item 10(e) also requires that a registrant must not:
•	Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than EBIT and EBITDA. This item is not applicable because this is a liquidity requirement and the Company uses EBITDA as a performance measure.

•	Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The Company did not adjust a non-GAAP performance measure to eliminate or smooth such items.

•	Present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes. The Company did not disclose non-GAAP financial measures on the face of the financial statements or in the accompanying notes.

•	Present non-GAAP financial measures on the face of any pro forma financial information. The Company did not present non-GAAP financial measures on the face of any pro forma financial information.

•	Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. The Company did not use such descriptions.
The Company reviewed Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The answers relevant to the disclosure of EBITDA are as follows:
•	Answer 14: “Earnings” is intended to mean net income as presented in the statement of operations under GAAP. Measures that are calculated differently than those described as EBIT and EBITDA should not be characterized as “EBIT” and “EBITDA”. Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. The Company disclosed EBITDA from Continuing Operations, clearly indicating that the EBITDA measure being disclosed was based on Income (loss) from Continuing Operations, not net income. The tabular reconciliation from Income to Continuing Operations further illustrates that Income (loss) from Continuing Operations was the GAAP measure used to derive EBITDA from Continuing Operations.

May 29, 2007

•	Answer 15: Because EBIT and EBITDA exclude recurring charges, companies should consider the answer to Question 8 if they intend to use EBIT or EBITDA as a performance measure. If a company is able to justify such use, EBIT or EBITDA should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because EBIT and EBITDA make adjustments for items that are not included in operating income. The Company has reviewed Question 8 and is able to justify such use (see below). The Company did not use operating income as the comparable GAAP financial measure.

•	Answer 8 (excerpt): Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. As previously stated, the Company did not adjust a non-GAAP performance measure to eliminate or smooth such items. The Company presented a quantitative reconciliation from income (loss) from continuing operations to EBITDA from continuing operations. Further, in the paragraph preceding the reconciliation, the Company explained why management believed that the non-GAAP financial measure provided pertinent information to investors. As noted above, the Company will revise future filings to expand the discussion of why management believes the presentation of EBITDA provides useful information to management and investors and also to reconcile EBITDA to net income (loss).
Financial Statements
Note 3 — Discontinued Operations, page F-19
2.	Please advise us of the facts and circumstances resulting in the gain you recognized from the extinguishment of debt. Please include the nature of the debt and identify the creditor in your response. Also, describe the terms under which you were released from these obligations. Finally, explain how you considered paragraph 16 of SFAS 140 in recognizing a gain on this transaction.
Response: The Company recorded a net gain on the extinguishment of debt of approximately $10.2 million, which was comprised of the following two transactions.
The Company previously owned the Holiday Inn Lawrence, KS and the Holiday Inn Manhattan, KS. The two hotels were secured by industrial revenue bonds. For the year

May 29, 2007

ended December 31, 2004, the cash flows of the two hotels were insufficient to meet the minimum debt service coverage ratio requirements. In March 2005, the Company notified the Trustee of the industrial revenue bonds, JP Morgan Chase Bank, that it would not continue to make debt service payments. In August 2005, the Company reached a settlement agreement with the bond Trustee, under which the Company agreed to convey the rights and interests in the hotels to the Trustee and pay to the Trustee for the benefit of the bondholders the sum of $0.5 million in exchange for a full release. The Company paid $0.5 million in September 2005 and surrendered the hotels in February 2006. The Company was legally released from the debt and therefore met the requirements for derecognition of the liability in accordance with paragraph 16 of SFAS 140. As a result, the Company recognized a gain on the extinguishment of debt of approximately $10.9 million.
In October 2006, the Company defeased $8.7 million of the $61.6 million balance of one of the Company’s mortgage loans with Merrill Lynch, which was secured by eight hotels. The Company transferred $9.2 million of US Government treasury securities (“Treasury Securities”) to defease the loan. The Company was legally released from the defeased portion of the debt and therefore met the requirements for derecognition of the liability in accordance with paragraph 16 of SFAS 140. As a result, the defeased portion of the debt was derecognized from the Company’s balance sheet and the Company recorded a loss on the extinguishment of debt of approximately $0.6 million.
Exhibits
Exhibits 31.1 and 31.2
3.	We note that you refer to the “Annual Report” in paragraphs 2, 3 and 4 of your certifications. Please confirm to us that you will revise, in all future filings, to refer to the “report,” rather than the “annual report” or “quarterly report,” consistent with the language set forth in Item 601(b)(31) of Regulation S-K.
Response: The Company will revise this language in future filings.
4.	Please confirm to us that you will revise, in all future filings, to include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d), consistent with the language set forth in Item 601(b)(31) of Regulation S-K.
Response: The Company will revise this language in future filings.
5.	Please confirm to us that you will revise, in all future filings, to include the language “(or persons performing the equivalent functions)” in the introductory language of

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paragraph 5, consistent with the language set forth in item 601(b)(31) of Regulation S-K.
Response: The Company will revise this language in future filings.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact me.
Very truly yours,
Lodgian, Inc.
By:
James A. MacLennan
Executive Vice President and Chief Financial Officer